SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 or 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
Report on Form 6-K dated
29 APRIL 2004
AngloGold Ashanti Limited

(Name of Registrant)
11 Diagonal Street
Johannesburg, 2001
(P O Box 62117)
Marshalltown, 2107
South Africa
(Address of Principal Executive Offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F: Form 40-F:
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes:
No:
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes:
No:
Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes:
No:
Enclosures:
RESULTS OF ANNUAL GENERAL MEETING

ANGLOGOLD ASHANTI LIMITED
(formerly AngloGold Limited)
(Incorporated in the Republic of South Africa)
(Registration number 1944/017354/06)
("AngloGold Ashanti")
JSE Share Code: ANG ISIN: ZAE 000043485
Results of annual general meeting
Shareholders are advised that at the annual general meeting of shareholders of AngloGold Ashanti held on Thursday, 29 April 2004, all the ordinary and special resolutions, as specified in the notice of meeting dated 15 March 2004, were passed by the requisite majority of shareholders, with the exception of Ordinary Resolution Nos. 5 and 6 which were withdrawn.

These latter two resolutions, which relate to the placement of shares under the control of the directors and authority to issue the unissued shares for cash, will be amended and proposed at a general meeting of shareholders which will be convened in the near future.

The special resolution will be lodged with the Registrar of Companies for registration.

As indicated in the directors' report forming part of the 2003 annual financial statements, Mr J Ogilvie Thompson and Mr N F Oppenheimer have retired from the board. Mr S R Thompson and Mr P Lazarus Zim have been appointed directors of the company with effect from 30 April 2004 and Sir Sam Jonah has been appointed as an executive director and president of AngloGold Ashanti with effect from 1 May 2004.

Johannesburg
30 April 2004

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SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
AngloGold Ashanti Limited
Date: 29 APRIL 2004 By: /s/ C R B
ULL

Name: C R Bull
Title: Company Secretary